EXHIBIT 8.1

LIST OF SUBSIDIARIES OF GOL LINHAS AÉREAS INTELIGENTES S.A.

Name	Jurisdiction of Incorporation
VRG Linhas Aéreas S.A.	Brazil
Webjet Linhas Aéreas S.A.	Brazil
Smiles S.A.	Brazil
Gol Finance Cayman	Cayman Islands
GAC Inc.	Cayman Islands